SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2014

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR NOVEMBER TRAFFIC GROWS 22% TO 6.35M CUSTOMERS LOAD FACTOR RISES 7% POINTS TO 88%

Ryanair, Europe's favourite airline, today (4 Dec) released customer and load factor statistics for November as follows:

•	Traffic grew by 22% to over 6.35m customers.

•	Load factor increased 7% points to 88%.

•	Rolling annual traffic to November grew 5% to 85.4m customers.

	Nov 13	Nov 14	Change
Customers	5.2M	6.35M	+22%
Load Factor	81%	88%	+7%

Ryanair's Chief Marketing Officer, Kenny Jacobs said

"Ryanair traffic grew by 22% to 6.35m customers in November, while our load factor rose by 7% points to 88%, thanks to our lower fares, our stronger forward booking strategy and the continuing success of our "Always Getting Better" customer programme, which delivered better than expected load factors in the first month of our significantly expanded winter schedule. With our new routes, increased frequencies and Business Plus service, Ryanair continues to deliver so much more than just the lowest fares in every market we operate in."

ENDS

For further information
please contact:
Robin Kiely                                           Joe Carmody
Ryanair Ltd                                           Edelman Ireland
Tel: +353-1-9451212                          Tel: +353-1-6789333
press@ryanair.com                             ryanair@edelman.com

Follow us on Twitter: @Ryanair

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 04 December, 2014

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary